SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-04962

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

THE NEWS CORPORATION LIMITED

2 Holt Street

Surry Hills, New South Wales 2010, Australia

(Country Code 61) 2-9-288-3000

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Lynn Franzoi
Lynn Franzoi Senior Vice-President, Benefits Fox Entertainment Group, Inc.

Date: June 23, 2004

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Fox Investment Plan

Year ended December 31, 2003

with Report of Independent Registered Public Accounting Firm

Fox Investment Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Retirement Board of

Fox Entertainment Group, Inc.

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Los Angeles, California

May 24, 2004

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$114,846	$15,615
Investments:
Investments, at fair value	386,352,345	280,242,879
Investments, at contract value	56,060,248	49,688,886

Total investments	442,412,593	329,931,765

Receivables:
Employer contributions	232,210	225,127
Participant contributions	626,196	600,844
Interest and other	585	1,480

Total receivables	858,991	827,451

Total assets	443,386,430	330,774,831

Liabilities
Due to broker for securities purchased	60,368	69,664
Other liabilities	1,281	124,605

Total liabilities	61,649	194,269

Net assets available for benefits	$443,324,781	$330,580,562

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Contributions:
Employer, net of forfeitures	$15,418,945
Participant	42,469,531
Rollover	2,653,217

Total contributions	60,541,693

Transfers from other plans	128,949
Interest, dividends and other	10,901,792
Net appreciation in fair value of investments	62,827,180

Total additions	134,399,614

Deductions:
Benefits paid to participants	21,563,372
Transfers to other plans	87,234
Administrative expenses	4,789

Total deductions	21,655,395

Net increase	112,744,219

Net assets available for benefits at beginning of year	330,580,562

Net assets available for benefits at end of year	$443,324,781

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated to incorporate all previous amendments, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc., and to comply with legislative required amendments.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code).

Employer Contributions – The Company shall contribute for each participant each pay period an amount equal to 50% of the first 6% of the participant’s contributions, not to exceed $10,000 in any Plan year.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) during 2003 may not exceed the lesser of (a) $40,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. Participants become vested in the employer’s contributions account based on the participant’s years of vesting service, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	50%
2 but less than 3	75%
3 or more	100%

The participant becomes 100% vested in the employer’s contribution account at the earliest of the following dates:

•	Completion of three years of vesting service

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If the participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of the participant’s employer contribution account is forfeited. If the participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures (continued)

period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future employer matching contributions. During 2003, forfeitures of approximately $360,000 were used to reduce the employer matching contributions.

Forfeited balances of approximately $70,000 and $115,000 were available to reduce future contributions as of December 31, 2003 and 2002, respectively.

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. Plan assets are principally managed or held by the Plan’s five investment managers: Standish Mellon Asset Advisors, Fidelity Management and Research Co., Pacific Investment Management Co. (PIMCO), Mairs and Power, Inc. and Janus Institutional Investment Services. The investment managers have been granted discretionary authority concerning purchases and sales of investments, as outlined in their individual agreements with the Plan Sponsor and the Fox Retirement Board (the Plan Administrator).

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options at anytime. Included in investments as of December 31, 2003, were the AT&T Stock Fund and Liberty Media Corporation Common Stock with investment balances of $334,798 and $1,252,699, respectively. These funds resulted from mergers into the Plan and participants may no longer direct contributions or transfers into these funds.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution.

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2003, $4,789 of administrative expenses were paid from the accounts of the affected participants.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in mutual funds, common stock, guaranteed investment contracts (GICs) and synthetic GICs. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for its GICs, which are valued at contract value (see Note 4). Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. The participant loans are stated at face value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Fox Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2003	2002
Investments at fair value:
News Corporation ADS	$24,630,272	$	*
Janus Adviser International I	33,201,838		23,335,046
PIMCO Total Return Fund	25,524,342		20,485,775
Mairs & Power Growth Fund	32,055,365		18,371,480
Fidelity Puritan Fund	102,168,818		79,167,497
Fidelity Magellan Fund	99,692,760		74,660,612
Fidelity Spartan U.S. Equity Index Fund	26,347,164		16,655,389

*	Amount represents less than 5% of the Plan’s net assets at year-end.

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$56,132,200
Common stock	6,694,980

$62,827,180

4. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes deposit GICs, synthetic GICs, and bank investment contracts. In accordance with Statement of Position 94-4 of the American Institute of Certified Public Accountants, fully benefit-responsive GICs and synthetic GICs are presented at their contract value. Contract value for the GICs of $41,761,377 and $36,510,299 at December 31, 2003 and 2002, respectively, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses and excludes the short-term investment fund. Contract value for the synthetic GICs is $14,298,871 and $13,178,587 at December 31, 2003 and 2002, respectively. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the synthetic GICs is the value of the wrapper.

GICs provide a fixed crediting interest rate and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the underlying assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer, and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust should be separately valued and disclosed. The wrapper contract would be valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract should be reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

Contract values are not materially different from the fair values of the contracts as calculated per Statement of Financial Accounting Standards No. 107, as shown below as of December 31, 2003 and 2002:

	2003	2002
Average yield on investment contracts	4.43%	4.89%
Crediting interest rate	4.46%	5.31%
Fair value of GICs	$42,904,528	$37,968,461
Fair value of synthetic GICs	$13,455,687	$13,665,524

There are various bases and frequencies of determining the crediting interest rates for unallocated investment contracts. Crediting interest rates for certain synthetic GICs are based on the cash flow and performance of the underlying securities. The crediting interest rates are reviewed on either a quarterly or an annual basis and reset if the change is significant. All other contracts have fixed rates for the life of the contract. Certain employer-initiated events are not eligible for book value disbursements from fully benefit-responsive contracts. Such events may cause liquidation of all or a portion of a contract with a market value adjustment.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

The fair values of the assets underlying the synthetic GICs approximate the fair value of contracts. The fair values of the assets underlying the synthetic GICs as of December 31, 2003 and 2002, are as follows:

	2003	2002
U.S. government securities	$7,156,844	$8,242,376
Corporate obligations	6,298,843	5,423,148

Fair value of investments	13,455,687	13,665,524
Difference between fair value and contract value of synthetic GICs	843,184	(486,937)

Contract value of synthetic GICs	$14,298,871	$13,178,587

5. Related Party Transactions

The Plan engages in certain transactions involving the Trustee and News Corporation, the parent company, parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity for the year ended December 31, 2003, were not significant. Investments managed by Fidelity amounted to $253,966,415 and $189,248,950 as of December 31, 2003 and 2002, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Fox Investment Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

8. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of investments from the financial statements as of December 31, 2003 and 2002, to investments per the Form 5500:

	2003	2002
Investments per the financial statements	$442,412,593	$329,931,765
Add: Difference between fair value and contract value of GICs	1,143,151	1,458,165

Investments per the Form 5500	$443,555,744	$331,389,930

Investments in GICs are reflected on the financial statements at contract value since the contracts are benefit responsive; however, the GIC investments are reflected at fair value on the Form 5500 and the accompanying supplemental schedule of assets (held at end of year).

9. Subsequent Events

Effective January 1, 2004, the vesting schedule for the Company Contribution Account, as defined, was changed for all participants hired on or after January 1, 2004. The schedule is as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants hired prior to January 1, 2004 retained their current vesting schedule.

Supplemental Schedule

Fox Investment Plan

EIN 95-4066193    Plan No. 003

Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Investments	Current Value
Common Stock
News Corporation ADR Fund *
News Corporation ADS	ADSs, 682,279 shares	$24,630,272
Interest-bearing cash		593,415

		25,223,687
Liberty Media Corporation	Common Stock, 145,662.629 shares	1,252,699
AT&T Corporation	Common Stock, 136,096.143 shares	334,798

Money Market
Fidelity Management Trust Company *	Short-term investment fund; 1.41%	3,152,225

Pooled Funds
Goode Stable Value Trust Fund	Short-term investment fund; 5.26%	2,085,202

Guaranteed Investment Contracts (GICs)
Hartford Life	GIC; 7.21% yield; 5/16/05	1,309,918
GE Life and Annuity	GIC; 4.92% yield; 11/15/07	1,132,134
Security Life of Denver	GIC; 5.96% yield; 2/15/06	1,252,987
Rabobank	GIC; 4.45% yield; variable maturities	13,802,857
GE Capital Assurance Company	GIC; 5.70% yield; 9/15/05	1,205,377
John Hancock	GIC; 7.86% yield; 6/15/04	1,042,115
New York Life Insurance Company	GIC; 4.05% yield; 10/15/07	1,081,249
New York Life Insurance Company	GIC; 5.78% yield; 6/15/06	1,094,750
Monumental Life Insurance Company	GIC; 4.20% yield; 3/15/06	417,219
United of Omaha	GIC; 7.12% yield; 11/15/04	1,009,168
Monumental Life Insurance Company	GIC; 4.63% yield; variable maturities	11,878,184
Allstate	GIC; 5.51% yield; 9/17/07	1,785,825
John Hancock	GIC; 5.67% yield; 7/16/07	1,805,401
Ohio National Life Insurance Company	GIC; 3.95% yield; 3/14/08	1,053,541
Principal Life	GIC: 3.67% yield; 10/15/07	1,049,499
Principal Life	GIC; 2.76% yield; 7/15/08	975,399
Security Life of Denver	Variable GIC; 3.58% yield; 4/06/06	1,008,905

		42,904,528

Fox Investment Plan

EIN 95-4066193    Plan No. 003

Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

Identity of Issue	Description of Investments	Current Value
Synthetic GICs
CDC IXIS – WR 1816-03
Federal Home Loan Mortgage Corp.	Series 2415; Class CD; 6/15/04; $1,000,000; 5.50%	$930,011
Wrapper		—

		930,011
Monumental Life Insurance Co. (Aegon) – BDA00304TR6 (7)
MBNAS Credit Card	Series 03-A6; Class A6; 5/15/08; $1,000,000; 2.98%	959,103
Wrapper		30,323

		989,426
Bank of America N.A. 03 – 049
Citibank Credit Card	Series 03-A6; Class A6; 5/15/08; $1,000,000; 2.90%
Federal Home Loan Corp.	Series 2515; Class UB; 2/15/04; $1,000,000; 4.50%
Federal Home Loan Corp.	Series 2492; Class KV; 1/15/04; $1,000,000; 4.75%
Federal Home Loan Corp.	Series 2478; Class EU; 1/15/04; $1,000,000; 5.00%
First US Master Credit Card	Series 98-9; Class A; 1/18/04; $1,000,000; 5.28%
MBNA Master Credit Card	Series 03-A7; Class A7; 6/15/08; $1,000,000; 2.65%
Federal Home Loan Corp.	Series 2644; Class AW; 7/15/10; $1,000,000; 4.00%	5,267,730
Wrapper		884,221

		6,151,951
CDC IXIS – WR-1816-01
Case New Holland	Series 01-B; Class A4; 09/15/06; $1,000,000; 4.45%
Federal Home Loan Corp.	Series 2624; Class OD; 6/15/10; $1,000,000; 3.50%	2,011,445
Wrapper		(53,104)

		1,958,341

Fox Investment Plan

EIN 95-4066193    Plan No. 003

Schedule H – Part IV – Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

Identity of Issue	Description of Investments	Current Value
Synthetic GICs (continued)
UBS AG – 2656
MBNA Master Credit Card Trust	Series 97-I; Class A; 08/15/04; $1,000,000; 6.55%
DLJ Coml Mtg	Series 99-CG1; Class A1B; 1/10/09; $765,000; 6.46%
COMED Transitional FDG TR	Series 98-1; Class A5; 9/25/05; $1,000,000; 5.44%
Federal Home Loan Corp.	Series 03-92; Class NM; 10/25/08 $700,000; 3.50%	$3,305,571
Wrapper		(47,166)

		3,258,405
Westdeutsche Landesbank – WLB-3021
Citibank Credit Card	Series 03-A3; Class A3; 3/10/08; $1,000,000; 3.10%	981,827
Wrapper		28,910

		1,010,737

Total Fair Value of Synthetic GICs		13,455,687
Total Wrappers		843,184

		14,298,871

Mutual Funds
Janus	Janus Advisor International I	33,201,838
PIMCO	Total Return Fund	25,524,342
Mairs & Power	Growth Fund	32,055,365
Fidelity*	Puritan Fund	102,168,818
Fidelity*	Magellan Fund	99,692,760
Fidelity*	Spartan U.S. Equity Index Fund	26,347,164
Fidelity*	Mid-Cap Stock Fund	15,459,878
Fidelity*	Equity Income Fund	7,145,570
AF	Europac Growth R4	897,063
Participant loans*	Interest rates ranging from 5.32% to 11.00% and maturities through 2016	11,810,936

Total investments		$443,555,744

*	Represents a party-in-interest as defined by ERISA

EXHIBITS

Exhibit No.	Description

23	Consent of Ernst & Young LLP